Exhibit 99.1

Acasti Pharma Builds Intellectual Property Portfolio with Newly Issued U.S. Patent for CaPre

Laval, Québec, CANADA, October 26, 2016 — Acasti Pharma (NASDAQ:ACST – TSX-V:APO) today announced that the United States Patent and Trademark Office  issued Acasti a patent (U.S. patent no. 9,475,830) directed to a method of treating hypertriglyceridemia by the administration of a concentrated phospholipid composition.

This newly issued patent expands Acasti’s intellectual property portfolio related to concentrated therapeutic phospholipid omega-3 compositions covering methods for treating or preventing diseases associated with or related to cardiovascular disease.

“The issuance of this important U.S. patent further protects CaPre® as a novel method for treating hypertriglyceridemia, a cardiovascular condition that affects a large portion of the global population,” said Jan D’Alvise, president and CEO of Acasti Pharma. “This patent furthers our strategy to build and strengthen our global patent portfolio, creating long-lasting intellectual property protection for our products.”

About CaPre

CaPre is a novel composition of omega-3s (delivered both as free fatty acids and bound to phospholipids) sourced from krill oil. Acasti has successfully completed Phase 2 clinical trials for the treatment of hypertriglyceridemia, a very common metabolic condition in which blood levels of triglycerides, a type of lipid, are significantly elevated, posing a risk to cardiovascular health. Acasti plans to conduct a pivotal Phase 3 trial in patients with severe hypertriglyceridemia to support a New Drug Application filing for CaPre. Severe hypertriglyceridemia affects about 3 to 4 million adults in the U.S. and is associated with an increased risk of coronary artery disease and pancreatitis and is often caused or exacerbated by uncontrolled diabetes mellitus, obesity and sedentary habits. CaPre is intended to be taken orally once per day in capsule form.

About Acasti Pharma

Acasti Pharma is a biopharmaceutical innovator advancing a potentially best-in-class cardiovascular drug, CaPre, for the treatment of hypertriglyceridemia, a chronic condition affecting an estimated one-third of the U.S. population. The company’s strategy is to initially develop and commercialize CaPre for the 3 to 4 million patients in the U.S. with severe hypertriglyceridemia. Since its founding in 2008, Acasti Pharma has focused on addressing a critical market need for an effective, safe and well-absorbing omega-3 therapeutic that can make a positive impact on the major lipids associated with cardiovascular disease risk. For more information, visit www.acastipharma.com.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute “forward-looking statements” within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Acasti to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement and the “Cautionary Note Regarding Forward-Looking Information” section contained in Acasti’s latest Annual Information Form, which also forms part of Acasti’s latest annual report on Form 20-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Acasti’s website at acastipharma.com (the “AIF”). All forward-looking statements in this press release are made as of the date of this press release. Acasti does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Acasti’s public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under “Risk Factors.”

Neither NASDAQ, the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Acasti Contact:
Jan D’Alvise
Chief Executive Officer
450-686-4555
info@acastipharma.com
www.acastipharma.com

Media & Investor Contact:
Jessica Dyas
Canale Communications
619-849-5385
jessica@canalecomm.com